U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person*

         Cap Gemini S.A.
         11, rue de Tilsitt
         Paris, France 75017

2.       Issuer Name and Ticker or Trading Symbol

         Hagler Bailly, Inc. (HBIX)

3.       IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.       Statement for Month/Year

         October/1999

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person to Issuer
         (Check all applicable)

         |_|   Director                                   |X|   10% Owner
         |_|   Officer (give title below)                 |_|   Other
                                                                (specify below)

7.       Individual or Joint/Group Filing (Check applicable line)

         |_|     Form filed by one Reporting Person
         |X|     Form filed by more than one Reporting Person

_____________________

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of         2. Transaction  3. Transaction Code    4. Securities Acquired    5. Amount of   6. Ownership Form  7. Nature of
   Security            Date            (Instr. 8)             (A) or Disposed of (D)    Securities     Direct (D) or      Indirect
   (Instr. 3)          (Month/Day/                            (Instr. 3, 4              Bene-          Indirect (I)       Beneficial
                       Year)                                   and 5)                   ficially       (Instr. 4)         Ownership
                                                                                        Owned at                          (Instr. 4)
                                                                                        End of Month
                                                                                        (Instr.
                                                                                        3 and 4)
                                       Code       V      Amount   (A) or (D)  Price
Common Stock, par
  value $.01 per
      share              10/6/99         P                300         A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/6/99         P               1,000        A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/6/99         P               7,900        A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/6/99         P               2,500        A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/6/99         P                200         A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/6/99         P                400         A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                100         A      $6.875                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                600         A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                100         A      $7.125                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                500         A      $7.125                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                600         A      $7.125                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                100         A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               5,100        A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               4,900        A       $7.00                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               5,100        A      $7.125                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               1,000        A      $7.125                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               2,000        A      $7.1875                     D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                500         A       $7.25                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                500         A       $7.25                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                400         A       $7.25                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P                600         A       $7.25                      D(1)
Common Stock, par
  value $.01 per
      share              10/7/99         P               1,300        A       $7.00   2,125,268          D(1)
                                                                                       470,975           D(2)


----------------------
Explanation of responses:

(1) These securities were acquired and are owned solely by Cap Gemini S.A., which is a member of a group with Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.) for the purpose of Section 13(d) of the Exchange Act.

(2) These securities are owned solely by Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of         2.Conversion    3.Transaction   4.Transaction  5.Number of   6.Date Exercisable
   Derivative         or              Date            Code           Derivative    and Expiration
   Security           Exercise       (Month/         (Instr. 8)      Securities    Date
   (Instr. 3)         Price of        Day/Year)                      Acquired      (Month/Day/Year)
                      Derivative                                     (A) or
                      Security                                       Disposed
                                                                     of (D)
                                                                     Instr. 3,
                                                                     4 and 5)


                                                    Code   V       (A)   (D)      Date          Expiration
                                                                                  Exercisable     Date


7.Title and Amount of   8.Price of   9.Number of   10.Ownership  11.Nature of
  Underlying              Derivative   Derivative     Form of       Indirect
  Securities (Instr.      Security     Securities     Derivative    Beneficial
  3 and 4)                (Instr. 5)   Beneficially   Security:     Ownership
                                       Owned at       Direct        (Instr. 4)
                                       end of         (D) or
                                       Month          Indirect
                                       (Instr. 4)     (I)
                                                      (Instr.4)


    Title      Amount or
              Number of
               Shares




----------------------
Explanation of responses:

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person

CAP GEMINI S.A.

By:  /s/ Serge Kampf
     ----------------------------
Name:  Serge Kampf
Title: Chairman of the Directoire
Date:  November 10, 1999

                             Joint Filer Information
                             -----------------------


Name:            Cap Gemini America, Inc. (formerly named Cap Gemini
                 Holding, Inc.)


Address:         1114 Avenue of the Americas
                 New York, NY 10036


Designated
Filer:           Cap Gemini S.A.

Issuer and
Ticker Symbol:   Hagler Bailly, Inc. (HBIX)

Statement
for Month/Year:  October/ 1999





Signature:   Cap Gemini America, Inc.


             By:  /s/ Bruce Posner
                  ----------------------------
                  Name: Bruce Posner
                  Title: Chief Financial
                         Officer and Treasurer